NEWS RELEASE

                          PICCADILLY CAFETERIAS, INC.

                                  (NYSE:PIC)

FOR FURTHER INFORMATION CONTACT:
J. FRED JOHNSON
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

FOR IMMEDIATE RELEASE
November 2, 1998


                     PICCADILLY CAFETERIAS, INC. DECLARES

        REGULAR QUARTERLY DIVIDENDS AND ADOPTS SHAREHOLDER RIGHTS PLAN

    BATON ROUGE, LOUISIANA, November 2, 1998--PICCADILLY CAFETERIAS, INC. (NYSE:PIC) announced that the board of directors declared a regular quarterly dividend of $.12 per share, payable January 4, 1999, on the common stock outstanding to shareholders of record as of December 4, 1998.

    The Company also announced today that its shareholders have elected Norman
C. Francis, Dale E. Redman and C. Ray Smith to three-year terms as members of the board of directors. Mr. Francis is President of Xavier University of Louisiana and a director of Entergy Corporation. Mr. Redman is Executive Vice President, Chief Financial Officer and director of United Companies Financial Corporation. Mr. Smith is a Tipton R. Snaveley Professor of Business Administration at the Darden Graduate School of Business Administration, University of Virginia and the Executive Director of Darden School Foundation.

    Piccadilly also announced today that its board of directors has adopted an updated Rights Plan to replace a Rights Plan originally adopted in Augst 1988, which has expired. As with its previous Rights Plan, the new Rights Plan is intended to protect shareholder interests in the event the Company becomes the subject of a takeover initiative that would deny the Company's shareholders the full value of their investment. Piccadilly has no knowledge that anyone is considering a hostile takeover of the Company.

    The Rights are intended to enable all shareholders to realize the long-term value of their investment in Piccadilly. The Rights, which will be issued as a dividend on November 6, 1998, to each common shareholder of record on November 2, 1998, will be exercisable only if a person acquires, or announces a tender offer which would result in ownership of, 15 percent or more of the Company's common stock. The initial exercise price will be $51.00 per Right. The Rights will expire on November 2, 2008, unless redeemed or exchanged at an earlier date. A summary of the updated rights plan will be sent to shareholders in the near future.

    Piccadilly operates 254 cafeterias, 13 quick-service restaurants and seven Ralph & Kacoo's seafood restaurants. Operating units are located primarily in the southeastern and mid-Atlantic United States.